OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

MeetMeNow LLC

29 Village Green A
Budd Lake, NJ 07828

https://www.facebook.com/frank.azzolino.3



MeetMeNow!

10000 units of Membership Units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 107,000 shares* of Membership Units ($107,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 10,000 shares of Membership Units ($10,000)

Company	MeetMeNow LLC
Corporate Address	29A Village Green, Budd Lake, NJ, 07828
Description of Business	Tech App ends Nightlife Approach Anxiety
Type of Security Offered	Membership Units
Purchase Price of Security Offered	$1.00
Minimum Investment Amount (per investor)	$500

The 10% Bonus for StartEngine Shareholders

MeetMeNow! will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. holders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine holders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 500 units of units at $1 / unit, you will receive 50 bonus unit, meaning you'll own 550 units for $500. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Mobile app which will tell you who wants to meet you when out in nightlife districts thereby avoiding the fear, nervousness and panic of "approach anxiety" that nightlife revelers face when trying to meet the opposite sex. The business model also has the ability to generate additional revenue from other demographics as we grow, scale and eventually diversify.

Sales, Supply Chain, & Customer Base

Initially the customer base and sales will be generated from nightlife singles out on the town in the 21 to 34 year old demographic. No true natural resources will be necessary as the technology needed has been secured and the app will be created. Moving forward the execution of our team in each physical nightlife district is the key. Their ability in procuring sign-up customers and converting them to revenue generating users will be the key in creating a successful supply chain and profitable business model.

Competition

This is a unique concept with no known direct competition as our users are RWA - Ready, Willing and Able to physically meet minutes after a match. We believe dating mobile apps such as Match, eHarmony, OkCupid, Tinder and PlentyofFish etc. do not have this ability. We hope that we will over the next 10 years change the way people meet in the real world as we carve out and dominate an untapped space in this arena.

Liabilities and Litigation

The company currently has no pending liabilities and no litigation.

The team

Officers and directors

Frank Azzolino	CEO, Founder, and Manager

Frank Azzolino
Frank is a NJ resident and a Villanova University grad with a BS degree who started his career in the financial segment as an Internal Auditor, Budget Analyst and Cost Analyst for United Way and University of Medicine and Dentistry in NJ. While working

full time during the day Frank worked four nights a week managing the Stuft Shirt Restaurant in South Orange, NJ - one of the top revenue grossing Restaurants/Bars in NJ. Frank fell in love with the hospitality industry and when the owner of the restaurant decided to buy a second Restaurant/Nightclub he asked Frank to be his partner and GM. They named the Dover, NJ restaurant Chitchat's Restaurant and Nightclub. As the GM/main principal Frank was responsible for the total operation of the business. Duties included establishing financial expense controls, hiring/firing, employee scheduling, menu/drink creation and marketing/promotions. Frank became the first business owner to bring Karaoke into NJ. He took over a business doing $6,900 a week and increased business to almost $21,000 a week in sixteen months. Three years later Frank sold his interest in the restaurant and opened a new restaurant – the Brewhaha Restaurant and Pub in Budd Lake, NJ and then Harmony, NJ. There Frank laid the groundwork for the MeetMeNow! concept where customers would pack Thursdays for Matchmaker Night! Over time and much trial and error nine (9) marketing strategies would be developed which would be the foundation for our technology-advanced present business model. Frank sold his restaurant to work on the MeetMeNow! concept. Since the company is a pre-revenue start-up he then opened up and is the sole owner of Eastcoast School of Bartending, a NJ State Department of Education Approved Private Vocational School in Chester, NJ that provides Bartending State-Licensing on premise. The lessened demands that do not come with restaurant ownership have allowed him to focus almost solely on a concept that will change how people physically meet in "the real world!" - MeetMeNow! From 2015-present, Frank has been the Owner/Director of Eastcoast School of Bartending in Chester, NJ. In June of 2018, he became the CEO and Founder of MeetMeNow! As of now, Frank spends about 20 hours a week on Eastcoast School of Bartending and 40 hours a week on MeetMeNow!, his primary job. If MeetMeNow! becomes funded he will work 0 hours at Eastcoast School of Bartending and 60 + hours a week on MeetMeNow!

Number of Employees: 1

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Normal risks as with any other business opportunity** Any business has risk e.g. competitors entering this untapped market is one. An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the company's securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain a liquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

- **Expansion at the outset will take longer at first rather than later when the concept goes viral** It could take a year for the concept to take hold so profits should not be expected initially. There can be no assurance that the company will meet our projections. There can be no assurance that the company will be able to find anticipated demand for our app, that people think it's a better option than another product, or that we will able to provide the service at a level that allows the company to make a profit and still attract ongoing business.

- **Updates to improve app technology will probably be necessary** As demand increases the costs to keep up with the app technology will likely increase. Unanticipated technological hurdles, difficulties in manufacturing, changes to design and unforeseen regulatory hurdles could occur. Any of these events could materially and adversely affect our operating performance and results of operations.

- **Quick growth could result in increased hiring/salary cost** With more demand more employees will be required. To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

- **Non-execution by hired team** Hired-team even if trained properly could be lacking in execution with expansion. With expansion we would also anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

- **Higher fixed and variable costs than anticipated as expansion occurs** Budgeted costs/quotes could be inaccurate and minimize profit margins and eventually the company value. The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

- **Non-acceptance of concept** Use of concept by less people than anticipated is a risk. Future revenue will depend on the continued use of our app by the singles demographic we are marketing. With success we anticipate those users bringing their friends, via social media, on board to our platform to enjoy our service. Therefore, our future revenues will be dependent upon single people and their friends continuing to use our app when out enjoying nightlife district venues.

- **Not choosing the most potent nightlife districts when expanding** Choosing the right nightlife district openings, at least at the outset, is crucial. The most happening and populated districts must be targeted as a way of maximizing "meet up" success. Not only are the volume of nightlife visitors in the chosen districts important but the chosen targeted-age demographic needs to be populating the chosen districts. Accurate and thorough pre-launch analysis of each district is a prerequisite to long-term success moving forward. With accuracy in choosing the most fruitful districts we anticipate a strong and quick viral push via social media by the college-age demographic we are targeting. This will result in the desirable minimization of our marketing costs/promotion expenses.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Frank Azzolino, 100.0% ownership, Membership Units

Classes of securities

- Membership Units: 428,000

  Voting Rights

  The holders of the Company's Membership Units are entitled to one vote for each unit held of record on all matters submitted to a vote of the holders of Units.

Distribution Rights

Holders of Membership Units are entitled to receive distributions as may be declared by the Manager out of funds legally available therefore as well as any distribution to the holders of Units. The payment of distributions on the Membership Units will be a business decision to be made by the Manager from time to time based upon the results of our operations and our financial condition and any other factors that our Manager considers relevant. Payment of distributions on the Membership Units may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a distribution and does not intend to pay distributions in the foreseeable future, which means that holders of Units may not receive any return on their investment from distributions. The entire net profit or net loss of the Company for each fiscal year will be allocated to the Manager and must be reported by the Manager on all federal, state, and local income and other tax returns required to be filed by the Manager. The Manager also has the right to distribution under section 4.2 of the Operating Agreement.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Membership Units are entitled to share proportionately in all of our assets remaining after payment of all debt/liabilities.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Membership Units are equal.

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

What it means to be a Minority Holder

As a minority holder of Membership Units you will have limited ability, if all, to influence our policies or any other business matter, including the election of managers, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional units. In other words, when the Company issues more units, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of units outstanding could result from a unit offering, employees exercising unit options, or by conversion of certain instruments into units.

If we decide to issue more units, an Investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit.

If you are making an investment expecting to own a certain percentage of the Company or expecting each unit to hold a certain amount of value, it is important to realize how the value of those units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each unit, ownership percentage, voting control, and earnings per unit.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-06-15.

Financial Condition

Results of Operation

We are a start-up pre-revenue company that was just formed on June 8, 2018 so we have no financial activity as of end date.

The company has the ability to successfully sustain the business without revenue with the first raise which will include the launch of the first two nightlife districts - District #1 - Morristown, NJ and District #2 - Hoboken, NJ. However we anticipate and expect to generate revenue on a limited scale with District #2. We expect a viral college boost after these two districts and by the opening of District #5 we expect revenue to be generated at a full-scale level. In a worst-case scenario, and with enough of an initial raise to get the app in active mode, we will have little in the way of fixed/ongoing expenses, rent etc. moving forward. In this regard we can continue with bare limited resources for a minimum of 5 years without revenue generation should it happen.

The launch of each district will be less costly with each opening as words spreads with the college demographic via social media. We anticipate hiring interns initially to minimize administration costs and as we grow we will want to upgraded the app. We see these as non-major costs. There are no major costs anticipated at the outset other than those listed in the "Use of Proceeds" section below. Moving forward the only significant but non-major expense will occur after the launch of the initial two districts for travel in order to evaluate the viability of a particular launch district. As we open additional districts the need for staff and office space will be necessary but we will then be in full revenue-generation mode.

Financial Milestones

This is a pre-seed company so we have no financial activity/information yet.

The sole operational challenge will be on the Manager and his team in the execution of the nine (9) marketing strategies that are necessary to saturate the nightlife districts with users who are successfully meeting. The Manager has already successfully executed and proven these strategies out in his restaurants/pubs with a non-tech prehistoric version of the business model and now needs to execute to scale.

The business model is non-capital resource intensive since it is an app so there is no need for equipment, inventory, a manufacturing plant etc. The only significant costs moving forward would be for administrative office space and personnel.

The launch of District #2 will be a significant milestone for the company as we expect modified-revenue to be generated. The launch of each district will be considered another major milestone for the company as we anticipate revenue to grow exponentially.

See our Story page for some financial projections.

Liquidity and Capital Resources

The liquidity challenge will be to conform to our budget with little variance as we open up the initial districts. We are confident that when we complete successful launches we will get a huge "viral" bump in social media from the college-age market which will minimize costs substantially with future district openings.

Stage 1 - Funds raised will be used to pay for the app technology and development. I have already have done the groundwork and have met and have access to the experts to get this done.

Stage 2 (anticipated) - With the app finished we will set the initial district launch date and start using funds for the (9) marketing strategies which will deliver our user base to the launch district.

The company will be using the funds from the raise here as the main source of funding although local investors and family members are available to the company to complement the raise if the Manager decides it is necessary and if necessitated by a partial and not a full raise.

The company will need to raise about 50% of the maximum raise to be able to launch. After the 50% funding benchmark and before we have hit the full raise amount we anticipate that revenue will begin to be generated and the company will be viable and highly successful from this point on.

Stage 3 (anticipated) - With the company successful in the initial offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company as we launch future districts. The company has had a dialogue with a VC investor who was the primary and majority funding source with the launch of Match.com. He has expressed potential interest in getting behind the company once the initial raise is complete and the model is active.

Indebtedness

The Company has no debt.

Recent offerings of securities

None

Valuation

$428,000.00

The company's initial value is based on the following factors: 1. The strength of it's intellectual property and the experience of the management team. 2. Comparative value – the company has compared the value of similarly situated "pseudo-competitors" and believes that the valuation is correct and reasonable. e.g. The CoffeeMeetsBagel dating app had an initial market value during their seed round of $600,000. The app has raised roughly $7 million in Series B funding per an SEC filing. This round values the San Francisco-based startup at $82 million per PitchBook data as of May 2018. Tinder's initial value has not been publicly stated as it was originally incubated inside Hatch Labs. The app was launched in 2012 and by 2014 it was registering about one billion "swipes" per day. On July 17, 2017 the Match Group - the IAC Group spin-off that owns Tinder - converted Tinder options (privately-held by founders Sean Rad, Justin Mateen, Jonathan Badeen and early employees) into options in the Match Group worth roughly $1 billion. The transaction, according to sources close to the deal now value Tinder at around $3 billion. 3. Finally, the valuation by stage approach, often used by angel investors and venture capital firms to quickly come up with a rough-and-ready range of company value was factored into our value. These "rule of thumb" values are typically set by the investors based on the venture's stage of commercial development. The further the company has progressed along the development pathway the lower the company's risk and the higher its value. Here is a typical valuation-by-stage model they use: Estimated Company Value Stage of Development $250,000 - $500,000 Has an exciting business idea or business plan $500,000 - $1 million Has a strong management team in place to execute on the plan $1 million – $2 million Has a final product or technology prototype $2 million – $5 million Has strategic alliances or partners, or signs of a customer base $5 million and up Has clear signs of revenue growth and obvious pathway to profitability

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (10% total fee)	$1,000	$10,700
Net Proceeds	$9,000	$96,300
Use of Net Proceeds:		
R& D & Production	$8,500	$25,000
Marketing	$0	$35,000
Working Capital	$500	$36,300
etc.	$0	$0
etc.	$0	40
Total Use of Net Proceeds	$9,000	$96,300

Notes:

We are seeking $107,000 in this offering with a minimum of $10,000. As stated we have agreed to pay Start Engine Capital LLC a fee of 10% on funds raised with $1,000 on the minimum raise of $10,000 and $10,700 on the maximum raise of $107,000. Net proceeds on a maximum raise will be used as shown above - $25,000 for R&D/app development, $35,000 for implementing the nine (9) marketing strategies which will securing paying users and $36,300 for working capital. If R&D and Working Capital budgets are not met we anticipate using the excess budget lines for additional marketing and promotion.

Irregular Use of Proceeds

MeetMeNow might incur but does not anticipate any irregular use of proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative, any expense labeled "administration expenses" that is not strictly for administrative purposes, any expense labeled "travel and entertainment", any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on their website in the section labeled "Annual Report." The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year. Though the Company does not have a live website at the moment, it will be able to comply with the Regulation which requires it to post the Annual Report by April 30, 2019 - 120 days after the Company's most recent fiscal year. As a priority the Company planned and budgeted for website creation once the the initial proceeds of funding have been secured.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
MeetMeNow LLC

[See attached]

I, Frank Azzolino , the Principal Executive Officer of MeetMeNow LLC hereby certify that the financial statements of MeetMeNow LLC and notes thereto for the periods starting on June 8, 2018 and ending on June 15, 2018 and included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of June 15 ,2018

Frank Azzolino

Frank Azzolino
CEO

June 15, 2018

MeetMeNow, LLC

FINANCIAL STATEMENTS (UNAUDITED)

Since Inception, June 08, 2018

MeetmeNow, LLC
Index to Financial Statements
(unaudited)

BALANCE SHEET
SINCE INCEPTION
(unaudited)

Assets	
Non-current assets	
Fixed assets	$
Tangible Assets	$
Intangible Assets	$
Current assets	$
Account receivables	$20
Cash Bank and cash equivalents	
Other Current Assets	
TOTAL	$20
EQUITY AND LIABILITIES	
Shareholders' Equity	
Member Equity	$20
Accumulated Deficit	$
Non-current liabilities	$
Long-term borrowings	
	$
Current liabilities	$
Short Term Borrowings	$
Account Payables	
Other Current Liabilities	
TOTAL	$20

STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
SINCE INCEPTION
(unaudited)

Sales	$	0 -
Cost of Sales	$	0 -
Gross Profit	$	0 -

Operating Expenses

Research, Development & Maintenance	$0	-
Marketing and Sales	$ 0	-
Operations Support & Insurance	$0	-
General & Administrative	$177	-
Total Operating Expenses	**$177**	-

Date of issuance	Type of equity	Paid in capital
June 8, 2018	428,000 Units	0

CASH FLOW FROM OPERATING ACTIVITIES		
Net Profit/(Loss) before tax	$ 0	-
Adjustments for :-	$ 0	-
Depreciation	$ 0	-
Interest expense	$ 0	-
Interest income	$ 0	-
Operating profit before working capital changes	$ 0	-
Adjustments for changes in working capital:-	$ 0	-
(Increase)/Decrease in Stock/Inventories/Other Assets	$ 0	-
(Increase)/Decrease in Account Receivables	$ 0	-
Increase/(Decrease) in Account Payables	$ 0	-
Increase/(Decrease) in Other Current Liabilities	$ 0	-
Cash generated from operations	$ 0	-
Corporate taxes (paid)	$ 0	-
Net cash from operating activities	$ 0	-
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of fixed assets / Intangible Assets	$ 0	-
Interest received	$ 0	-
Net cash used in investing activities	**$ 0**	
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Issue of Share Capital		
Proceeds from Term Loan		
Repayment of Term Loans		
Interest paid		
Payout to Investors Founders		
Net cash flow from financing activities		
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		
Cash & Cash equivalent at the beginning of the year		
Cash & Cash equivalent at the closing of the year		

NOTE 1 – NATURE OF OPERATIONS

MeetMeNow LLC was formed on June 8, 2018 in the State of New Jersey. The financial statements of MeetMeNow LLC are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Budd Lake, NJ.

MeetMeNow LLC is designing an app that will allow users who are out in nightlife districts to know who in those bars and pubs in the district want to meet them - NOW! We will end "approach anxiety" for singles in this setting.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities
     in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments

purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from mutual matches at $1.99 each.

Income Taxes
The Company is taxed as a LLC. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the holders of units are liable for individual federal and state income taxes on their respective units of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.
None

NOTE 3 – DEBT

None

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

The Company has authorized the issuance of Membership Units. To date, the Company has issued 428,000 Membership Units..

NOTE 6 – RELATED PARTY TRANSACTIONS

None

NOTE 7 – SUBSEQUENT EVENTS

None

The Company has evaluated subsequent events that occurred after June 15, 2018. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]













MeetMeNow is pending **StartEngine Approval.**

0
Investors

$0.00
Raised of $10K - $107K goal

MeetMeNow
App ends nightlife "approach anxiety"
Small OPO Budd Lake, NJ Technology Accepting International Investment

Overview Team Terms Updates Comments Share

The End of Nightlife "Approach Anxiety!"

Invest in MeetMeNow!

Question:

Where does and how does the "just turned 21-year-old college student to 34-year-old singles demographic" meet the opposite sex if they are not having success meeting them in the normal daily course of life?

I will cover how the model works for other demographics later in the Summary.

Answer:

Well there are two major ways: New School and Old School!

New School: Internet Type-Dating

Advantages:

1. You know your potential match is single
2. You know in most cases their appearance because of pictures. You also have a listing of height/weight etc. and where they live, and you also have info on their interests etc.
3. By liking/swiping you can see if there is mutual interest

Disadvantages:

1. Pictures could be misleading and not depict accurately physical appearance, weight and true age
2. Time elapses before actually meeting

Old School: Real World - in a Nightlife District Bar to Meet a Potential Love Interest

Advantages:

1. You see the potential mate in person with no potential physical appearance deception

Disadvantages:

1. You want to approach, but fear sets in, and your heart starts racing! Are they single? Do they live locally? Are they gay and you are straight? Will they like you if you approach, or will you get **rejected!?!**

To Summarize

With **internet dating,** you finally set up a date only to find out the person is extremely different in person – older/heavier/photo filters have misled etc. – it's dating false advertising! You have also wasted weeks corresponding with messages/texts/phone calls that resulted in a non -match. That's why in a lot of cases you still see people on these sites month after month, year after year. It just takes too much time between match and meet up. This won't happen with our app.

Verdict: No Match Here!

In **real-world dating** when you are at a nightlife district venue you approach a potential match and you find out they have a boyfriend/girlfriend, they are gay and you are straight, they live out of state and are just visiting a friend or worst of all - they have *no* interest in you!

Verdict: No Match Here!

So, with our app you will get the best of both worlds – all the advantages of New School and Old School without any of the disadvantages!

Note: The tech version of MeetMeNow! has not yet been developed and we do not yet have a live app.

We Believe Our Model Solves Two Major Problems

1. Eliminates the Time Between an Internet Match and Meeting That Person

2. Eliminates Approach Anxiety As You Have Answers Before "The Approach"

Are they single? Do they live locally? Are they gay and you are straight? Will they like you if you approach, or will you get ***rejected****?*

How It Will Work:

Nine (9) Marketing Strategies, which I developed via trial and error and proved out over my twenty years owning nightclubs/restaurants/bars, will physically "drive" this singles demographic, on a constant and consistent basis, to 10,000 chosen potential nightlife districts across the US, saturating them with users who are looking to meet the opposite sex. These strategies, which will populate our app with users, are the key/"the secret sauce" to the model. If people are not meeting there is no success.



An Example...

Let's take the example of Connor, who is a just-turned-21-year-old college student at Drew University in NJ.

Connor heads to the happening Morristown nightlife district minutes from campus on a Friday night. There are 24 packed bar/pubs in this seven and a half block radius. He starts at the Iron Bar. He turns on our MeetMeNow! app, which shows everyone in that bar with the app on and everyone that is at the other adjoining 23 bars – e.g. within ½ mile (or whatever radius you set) of your location in a Tinder type swipe-profile way. The app also has basic info about the person, including pictures. At least one close-up face and full body picture will be a requirement of the app. All pictures will be reviewed and must be tasteful and classy, or they will be rejected.



So Connor grabs a beer and starts swiping the app profiles of girls in the nightlife district. When he likes someone he swipes "MeetMeNow!" and when girls in the district like his profile they swipe "MeetMeNow!" on his profile. When there is a mutual "MeetMeNow!" Connor gets a ringtone text saying he has his first match of the night and she is actually at his location! Both will agree to pay the $1.99 charge - although initially girls will be free - and you get their profile and messaging capability. Connor then sends a message "where are you?" His match Emma replies, "Come over and say hi, I'm at the end of the bar by the DJ booth." Boom! – potential connection ensues. Don't like Emma?? Excuse yourself and turn on the app for others at the bar and in the nightlife district like a cute girl down the street at the Famished Frog who just mutually matched with you as you were chatting up Emma. Two, three, four dates in one night? Maybe, and all mutual!

It's Match, Meet, Decide!

It's not Match, *WAIT*, Meet, Decide like with internet dating. That's what our app will do!

Our app will combine all the advantages of online dating without the disadvantages and all the advantages of meeting in the real world but none of the disadvantages!

We believe we will be the best and only way to meet the opposite sex in 2018 and beyond!



Business Model

We will chose the most popular nightlife districts for each state – 10,000 plus nationwide, and we will target the "college-age just turned 21 year old to 34 year old" singles market – the demographic which floods these bar districts.

Moving forward we intend to build word-of-mouth quickly via social media as people successfully meet.

As we build a presence in each district, the idea will be to eventually minimize/slash marketing costs. We plan to do this by gathering customer info with the free sign-up – email, cell number for text purposes, their Facebook profile, their college if applicable etc. so that we can contact them with promotions/special offers and/or reminders.

Within three months after each district launch, the idea/goal is that if our users are going out they just turn on our app and see who is in their area to meet.

Long-Term Expansion Model

Dating app companies like Match.com and OkCupid etc. have launched operations from their corporate offices/"ivory towers"and spent huge amounts on national advertising campaigns to build a customer base nationally over many, many years. We intend to be on-the-ground, bar-district to bar-district, state to state, building a user base and saturating each bar district with users who are successfully meeting people. We anticipate the word will spread rapidly to the college populations via social media that this is the new way to meet the opposite sex when going out on the town. This, we believe, will allow us to build a national presence in lightning speed and at a fraction of the cost of our competitors. As stated, as our customer base grows and word spreads we will eventually be in the position of not having to "drive" people to these districts, as user will just know to turn on the app when going out as there will be a multitude of other users doing the same. It is our estimation that, in the next five years, we will help to change the game of dating and the way the young market meets the opposite sex.

 



Projections

Revenue will be generated by users getting charged for each mutual match at a rate of $1.99 per match. Weekly, monthly and unlimited rate charges will also be developed. As stated, at the start we will identify 10,000 hot nightlife districts in the US – e.g. places like Morristown, Hoboken, New Brunswick, Point Pleasant, Lambertville/New Hope, and Atlantic City in New Jersey.

Expansion - Additional Markets

1. For the "non-bar" people in an older "34-plus" singles demographic, we will run a Mall Weekend where we use the same concept and similar marketing strategies, but "drive" people to the local Mall where they will have a chance to connect on our app with other singles there!

2. Single Dances – Another potential huge market for our app is

Weekly Projections Per District:

Projections for each Night:

Sunday through Wednesday Nights:
10 mutual matches @ $1.99 per person = $39.80
Thursday Nights: 15 mutual matches @ $1.99 per person = $59.70
Friday Nights: 20 mutual matches @ $1.99 per person = $79.60
Saturday Nights: 25 mutual matches @ $1.99 per person = $99.50

Revenue Totals -
70 Mutual Matches per week per district =
Total for week - $278.60
Total for month - $1,197.98
Total revenue per district for year - $14,376

10,000 potential US bar districts by the end of 2027 with revenue of $14,376 per district =

Total Projected Potential Revenue for Year 10 - $143,760,000

Total expense per district includes:
Marketing strategy cost including on-the-ground promotional staff, social media advertising, pro-rated fixed and variable expenses, administration and overhead - $8,625

Note: The expense total is the average by Year 10 with costs heaviest in Year 1 and decreasing each year thereafter as successful matches occur and the concept goes viral with the college student demographic.

10,000 potential US bar districts by the end of 2027 with expense of $8,625 per district =

Total Projected Potential Expense for Year 10 - $86,250,000

Total Projected Potential Revenue for Year 10 - $143,760,00
Total Projected Potential Expense for Year 10 - $86,250,000
Total Projected Potential Net for Year 10 - $57,510,000

the various local and national singles groups which generally focus on the 40-plus-year-old singles demographic. These groups - of which there are many nationwide - host weekly dances where hundreds of singles meet at dance venues like hotel bars/lounges or local clubs. Our app will allow their attendees to come to their events and know "who in the room wants to meet them" - thereby eliminating much of their member approach anxiety. We believe the result will be increased attendance and increased revenue for their events!

The possibilities for diversification are endless!

Once again, we believe our app will combine all the advantages of online dating without the possible disadvantages and all the advantages of meeting in the real world but none of the disadvantages!





Morristown, NJ district on St. Pats Day. Lines of this size are common here on any Friday/Saturday night about 11pm.



Orlando nightlife district. These are examples of the hot nationwide districts we will be targeting.

The Offering

Investment
$1/unit | When you invest you are betting the company's future value will exceed $535,000



This Offering is eligible for the
StartEngine Owners' 10% Bonus.

For details on the bonus, please see the ***Offering Summary*** below.

Model Background

I developed and perfected a prehistoric version of MeetMeNow! at the Restaurants/Bars I owned. With the technology of 2018, we believe our app will be able to bring it to the masses in every nightlife district in the world. How many more singles would end up meeting if they knew who in that nightlife district wanted to meet them when they are there?!? That's why we call our company MeetMeNow!



App Features (anticipated)

As people sign up at no cost, the app will become populated with profiles. The app will have profiles and GPS capability, which when turned on states where the person with a particular profile is. As they move from bar to bar, the GPS will update their location.

The app will have sign-up features, a FAQ, a help section, and more, as well as the capability to take credit cards. When swiping, as profiles come up, it will say this person is:

50 feet away - at your destination - (e.g. Iron Bar)
150 feet away - (at George and Martha's)
175 feet away - (at South Street Social etc.)

When there is a mutual match, both will get an immediate text saying "Confirm you want to meet your match by hitting "MeetMeNow!" Once BOTH hit the button, both are charged the $1.99 fee and get the match profile and messaging capability.



How Our Products Are Different From the Rest

The secret sauce here is based on our model that "drives" singles to nightlife districts. Once there, singles can see who wants to meet them by signing onto our app.

To our knowledge, we have no other competition of which we're aware of that is even remotely similar to our business model. Because of this, we believe that we have the potential to be the biggest player in this space within the next 10 years. No other concept lets you know who wants to meet you when you are out enjoying nightlife! The stress of approach anxiety is eliminated!



enjoying nightlife! The stress of approach anxiety is eliminated.

Ready, Willing, and Able!

In our opinion, internet dating has a huge flaw, as weeks can go by before you actually meet your match.

We intend for our marketing strategies to "drive" users to the nightlife districts who are **RWA - Ready, Willing, and Able** to meet right then!

Another example of this difference is the new Match.com "feature" called "Missed Connections" that lets you know that a fellow user just passed your physical location.

We don't consider a "Missed Connection" with a potential match a positive feature! We know the opposite to be true - a "Made Connection" with a physical meeting in the real world equals a much better user scenario than a "Missed Connection!" - MeetMeNow!

eHarmony ADVICE

From their FAQ on their site:

How long should you wait after a online match before meeting?

"While circumstances, distance and other factors all play a part, it's reasonable to expect that after six weeks of regular online contact the subject of meeting in person will have been discussed."

Six Weeks?!? Huge flaw that we have solved!



RWA does not exist with INTERNET DATING!

For Example:

So you just matched on Match.com with Madison, and she only lives 1/2 mile from your house. GREAT, right!?! No, actually! The problem is she is not RWA - Ready, Willing and Able - to meet right now!

Madison is in her jammies on her couch, eating Ben and Jerry's and watching "Friends" reruns on her TV! Plus she is going to want to text, chat or talk before meeting, and her schedule is tight! Weeks go by before you actually meet!

With MeetMeNow! it's swipe, match and meet *on the same night*! MeetMeNow!

Our Market and Industry

There are more single adults living, working, and yes, still breathing, in the United States than ever before in history. In 2017, the U.S. census reported 110.6 million **singles** over the age of 18—that's 45.2 percent of the American adult population. See http://observer.com/2018/01/more-americans-are-single-than-ever-before-and-theyre-healthier-too/

To previous generations, America's single population might be seen as outrageous. In 1960, 72 percent of adults were married. Among today's growing single population, 63 percent have never been married, 23 percent are divorced, and 13 percent are widowed. Of that staggering single population, the majority of which are living independently of their own accord, 53 percent of singles are women.

The age of US singles also continues to increase and as a result our customer base demographic has expanded. In 1960 the median age of men at first marriage was 22.8 and that has increased to 29.2 in 2015. In 1960 the median age of women at first marriage was 20.3 and that has increased to 27.1 in 2015. https://www.thespruce.com/estimated-median-age-marriage-2303878

Per EHarmony:



40 million US singles used online dating websites in 2017. 9% of women report finding a relationship at a bar or club and only 2% of men has made a relationship through that scenario.

WHY?? We believe it is because of **Approach anxiety**!! We will seek to change that statistic dramatically and rapidly in the upcoming years as we eliminate approach anxiety!

We believe the MeetMeNow! app will be the best way to meet the opposite sex as we combine online dating with real-world nightlife meet-ups!

Invest in Our Company Today!

With **internet dating** you finally set up a date and the person is extremely different in person. It's dating false advertising!

Per EHarmony:
53% of people lie on their online dating profile

Here's what we believe they're lying about:

20% of women surveyed by global research agency Opinion Matters admitted to using an older photo from when they were younger and thinner.

With internet dating, you have also wasted weeks corresponding with messages/texts/phone calls that resulted in a non-match. That's why, in a lot of cases, you still see people on these sites month after month, year after year. It just takes too much time between match and meet up. This won't happen with our app.

Verdict: No Match Here!



In real-world dating, you gather up the courage to approach a potential match in a happening nightlife district, and you find out they have a boyfriend/girlfriend, they are gay and you are straight, they live out-of-state and are just visiting a friend, or worst of all - they have no interest in you!!

Verdict: No Match Here!

With our app you will get the best of both worlds – all the advantages and none of the disadvantages!

Problems Solved by MeetMeNow!:

1. Eliminates the time between an internet match and meeting that person.
2. Eliminates **approach anxiety** in a nightlife district scenario, as you have answers before "the approach" to:
   - Are they single?
   - Do they live locally?
   - Are they gay and you are straight?

- Will they like you if you approach, or will you get **rejected**?



Company formed

MeetMeNow! LLC was formed in NJ on June 8, 2018.

June 8, 2018

Meet Our Team



Frank Azzolino

CEO, Founder, and Manager

Frank is a NJ resident and a Villanova University grad with a BS degree who started his career in the financial segment as an Internal Auditor, Budget Analyst and Cost Analyst for United Way and University of Medicine and Dentistry in NJ. While working full time during the day Frank worked four nights a week managing the Stuft Shirt Restaurant in South Orange, NJ - one of the top revenue grossing Restaurants/Bars in NJ. Frank fell in love with the hospitality industry and when the owner of the restaurant decided to buy a second Restaurant/Nightclub he asked Frank to be his partner and GM. They named the Dover, NJ restaurant Chitchat's Restaurant and Nightclub. As the GM/main principal Frank was responsible for the total operation of the business. Duties included establishing financial expense controls, hiring/firing, employee scheduling, menu/drink creation and marketing/promotions. Frank became the first business owner to bring Karaoke into NJ. He took over a business doing $6,900 a week and increased business to almost $21,000 a week in sixteen months.   Three years later Frank sold his interest in the restaurant and opened a new restaurant – the Brewhaha Restaurant and Pub in Budd Lake, NJ and then Harmony, NJ. There Frank laid the groundwork for the MeetMeNow! concept where customers would pack Thursdays for Matchmaker Night! Over time and much trial and error nine (9) marketing strategies would be developed which would be the foundation for our technology-advanced present business model. Frank sold his restaurant to work on the MeetMeNow! concept. Since the company is a pre-revenue start-up he then opened up and is the sole owner of Eastcoast School of Bartending, a NJ State Department of Education Approved Private Vocational School in Chester, NJ that provides Bartending State-Licensing on premise. The lessened demands that do not come with restaurant ownership have allowed him to focus almost solely on a concept that will change how people physically meet in "the real world!" - MeetMeNow! From 2015-present, Frank has been the Owner/Director of Eastcoast School of Bartending in Chester, NJ. In June of 2018, he became the CEO and Founder of MeetMeNow! As of now, Frank spends about 20 hours a week on Eastcoast School of Bartending and 40 hours a week on MeetMeNow!, his primary job. If MeetMeNow! becomes funded he will work 0 hours at Eastcoast School of Bartending and 60 + hours a week on MeetMeNow!

Offering Summary

Maximum 107,000 shares* of Membership Units ($107,000)
*Maximum subject to adjustment for bonus shares. See 10% Bonus below
Minimum 10,000 shares of Membership Units ($10,000)

Company	MeetMeNow LLC
Corporate Address	29A Village Green, Budd Lake, NJ, 07828
Description of Business	Tech App ends Nightlife Approach Anxiety
Type of Security Offered	Membership Units
Purchase Price of Security Offered	$1.00
Minimum Investment Amount (per investor)	$500

The 10% Bonus for StartEngine Shareholders

MeetMeNow! will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. holders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine holders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 500 units of units at $1 / unit, you will receive 50 bonus unit, meaning you'll own 550 units for $500.   Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

MeetMeNow might incur but does not anticipate any irregular use of proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative, any expense labeled "administration expenses" that is not strictly for administrative purposes, any expense labeled "travel and entertainment", any expense that is for the purposes of inter-company debt or back payments.

 Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow MeetMeNow to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

Post

VIDEO TRANSCRIPT (Exhibit D)

2016 St. Patrick's Day in Morristown.

[No audible voice]

Orlando Video

Orlando's gone through a lot of changes within the years. I was here back in the day when it was Rosy O'Grady's you know, and it was just old school and it was very touristy and then it kind of went in a different direction. Now it has really great nightlife! Orlando for the weekends, it's insane! You can see live music, you can see indie music and indie rock music, dubstep and techno from one club to the next club. Most people go like out to the Disney and SeaWorld night drive. If you want to see the real Orlando come downtown. Go experiment a little bit, walk up and down the streets. You get to know people. It's safe and it's fun. Yeah, Orlando's a little different. You've got people coming from all over, all over the world basically, even just here in Florida where you get people coming from Miami, people come over from Tampa and Jacksonville. It's the best nightlife ever! There's so many different styles - you get the hipsters that come down, you've got the bougie high class people that are coming down and it all mixes together. "We travel from LA, we are here for soccer, we're playing the new team Orlando, we're having a great time here. There's an amazing nightlife here! - great, great drinks, great parties, great hangouts. We will come back again." This year you have Orlando's city soccer who's really brought a little bit of a fire back to the nightlife in Orlando. So this is Wall Street, usually on the weekends they will shut this whole area down and sometimes they will have bands playing over here, either in the front or the back side. If you're looking for any type of music or you're just looking to have a good time Orange Avenue is the place to be. Church Street and Orange Avenue and like Magnolia those are all the best places. This is more of the neighborhood barrier, Church Street is more of the tourist area and Orange Avenue is where everyone comes to party! Last call? - that's the one thing everybody hates to hear, you know, they dump in here with us, and they call it good!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

MeetMeNow LLC

OPERATING AGREEMENT

DATE: June 8, 2018

The party to this agreement, Frank Azzolino, is signing this agreement for the purpose of forming a limited liability company under the Limited Liability Company Act of the state of New Jersey

AGREEMENTS:

1. FORMATION

1.1 Name.
The name of this limited liability company (the "Company") is MeetMeNow LLC

1.2 Articles of Organization.
Articles of organization for the Company were filed with the Secretary of State for the state of New Jersey on June 8, 2018

1.3 Duration.
The Company will exist until dissolved as provided in this agreement.

1.4 Principal Office.
The Company's principal office will initially be at 29A Village Green, Budd Lake, NJ 07828 but may be relocated by Frank Azzolino at any time.

1.5 Designated Office and Agent for Service of Process.
The Company's initial designated office will be at address in 1.4 and the name of its initial agent for service of process at that address will be Frank Azzolino. The Company's designated office and it's agent for service of process may only be changed by filing notice of the change with the Secretary of State of New Jersey in which the articles of organization of the Company were filed.

1.6 Purposes and Powers.
The Company is formed for the purpose of engaging in any lawful business that a limited liability company may engage in under the Act. The Company has the power to do all things necessary, incident, or in furtherance of that business.

1.7 Title to Assets.

Title to all assets of the Company will be held in the name of the Company. The Members and Manager will not have any right to the assets of the Company or any ownership interest in those assets except indirectly as a result of the Member's ownership of an interest in the Company.

2. COMPANY INFORMATION:

2.1 Name and Address.
The name and address of the initial member of the Company is Frank Azzolino whose address is 29A Village Green, Budd Lake, NJ 07828. The initial Manger of the Company will be Frank Azzolino.

2.2 Termination of Member's Interest.
The Members will cease to be a members of the Company upon that Member's death, incompetency, or bankruptcy, or upon assignment of that Member's entire membership interest. Unless there are one or more other members of the Company, the person who is the holder of the Member's interest immediately after the Member ceases to be a member will become a member. If there are one or more other members of the Company at the time the Member ceases to be a member, the person who is the holder of the Member's interest immediately after the Member ceases to be a member will become a member only with the consent of the other member or members.

2.3 Additional Members.
Except for the holder of a member's interest who becomes a member under the provisions of the section of this agreement relating to termination of member's interest, additional members of the Company may be admitted only by written agreement of the Manager.

3. CAPITAL

3.1 Initial Capital Contribution.
The initial capital contribution of the Manager will be made by the Manager transferring to the Company all of the present assets of the business currently being operated by the Manager as a sole proprietorship under the Company name subject to all of the liabilities of such business.

3.2 Additional Contributions.

Except as otherwise provided in the Act, the Manager is not required to contribute additional capital to the Company but the Manager may make additional capital contributions to the Company from time to time as the Manager wishes. Initially contributions will be garnered from the issuance and sale of 107,000 units of equity in the company.

3.2.A
Cap Table

Outstanding Units	Per Share	Valuation
428,000	$1	$428,000
Unit Holders:	Percentage of Units	Number of Units
Manager	100%	428,000

3.3 No Interest on Capital Contributions.
No interest will be paid on capital contributions.

3.4 Capital Account.
A capital account will be maintained for the Manager. The Manager's capital account will be credited with all capital contributions made by the Manager and with all income and gain (including any income exempt from federal income tax) of the Company, and the Manager's capital account will be charged with the amount of all distributions made to the Manager and with all losses and deductions (including deductions attributable to tax-exempt income) of the Company.

4. PROFITS AND LOSSES AND DISTRIBUTIONS

4.1 Profits and Losses.
The entire net profit or net loss of the Company for each fiscal year will be allocated to the

Manager and must be reported by the Manager on all federal, state, and local income and other tax returns required to be filed by the Manager.

4.2 Distributions.
Subject to the restrictions governing distributions under the Act distributions of cash or property may be made from time to time by the Company to the Manager and Members as the Manager directs. But the assets of the Company may not be used to pay the separate expenses of the Manager, to make personal investments for the account of the Manager, or for any other purpose not related to the business of the Company.

5. ADMINISTRATION OF COMPANY BUSINESS

5.1 Management.
The Manager has the sole right to manage and conduct the Company's business. Actions by the Manager relating to the management of the Company may be memorialized in written resolutions signed by the Manager, but written resolutions are not required to authorize action by the Manager.

5.2 Authority of Manager.
The Manager is the agent of the Company and has authority to bind the Company on all matters. The authority of the Manager includes, without limitation, the authority to: (a) sell, lease, exchange, mortgage, pledge, or otherwise transfer or dispose of all or substantially all of the property or assets of the Company; (b) merge the Company with any other entity; (c) amend the articles of organization of the Company or this agreement; (e) change the nature of the business of the Company; or (f) commence a voluntary bankruptcy case for the Company.

5.3 Compensation and Reimbursement.
The Manager is not entitled to the payment of any salary or other compensation for services provided to the Company at the outset. The Manager is however, entitled to reimbursement from the Company for reasonable expenses incurred on behalf of the Company, including expenses incurred in the formation, dissolution, and liquidation of the Company.

6. ACCOUNTING AND RECORDS

6.1 Books and Records.
The Company may keep such books and records relating to the operation of the Company as are appropriate and adequate for the Company's business. The books and records are to be

available for inspection by the Manager at the principal office of the Company.

6.2 Separate Accounts.
The funds, assets, properties, and accounts of the Company must be maintained separately, and may not be commingled with those of the Manager or any other person.

6.3 Fiscal Year.
The fiscal year of the Company will be the calendar year.

7. DISSOLUTION AND WINDING UP

7.1 Events of Dissolution.
The Company will dissolve upon the earlier of a) approval of dissolution by the Manager or (b) such time as the Company has no members. Neither the death, incompetency, or bankruptcy of the Manager nor the assignment of the Manager's entire membership interest will dissolve the Company.

7.2 Winding Up and Liquidation.
Upon the dissolution of the Company, the affairs of the Company must be wound up by the Manager. If the affairs of the Company are to be wound up, a full account must be taken of the assets and liabilities of the Company, and the assets of the Company must then be promptly liquidated. The proceeds must first be paid to creditors of the Company in satisfaction of all liabilities and obligations of the Company, including, to the extent permitted by law, liabilities and obligations owed to the Manager-as a creditor. Any remaining proceeds may then be distributed to the Manager and Members. Property of the Company may be distributed in kind in the process of winding up and liquidation.

7.3 Negative Capital Account.
If the Manager has a negative balance in the Manager's capital account upon liquidation of the Company, the Manager will have no obligation to make any contribution to the capital of the Company to make up the deficit, and the deficit will not be considered a debt owed to the Company or any other person for any purpose.

8. INDEMNIFICATION AND LIABILITY LIMITATION

8.1 Indemnification.
The Company must indemnify the Manager and its members to the fullest extent permissible

under the law of the state in which the articles of organization of the Company have been filed, as the same exists or may hereafter be amended, against all liability, loss, and costs (including, without limitation, attorneys' fees) incurred or suffered by the Manager by reason of or arising from the fact that the Manager is or was a member of the Company, or is or was serving at the request of the Company as a manager, member, director, officer, partner, trustee, employee, or agent of another foreign or domestic limited liability company, corporation, partnership, joint venture, trust, benefit plan, or other enterprise. The Company may, by action of the Manager, provide indemnification to employees and agents of the Company who are not members. The indemnification provided in this section will not be exclusive of any other rights to which any person may be entitled under any statute, agreement, resolution of the Manager, contract, or otherwise.

8.2 Limitation of Liability.
The Manager is not liable to the Company for monetary damages resulting from the Manager's conduct except to the extent that the Act, as it now exists or may be amended in the future, prohibits the elimination or limitation of liability of members of limited liability companies. No repeal or amendment of this section or of the Act will adversely affect any right or protection of the Manager for actions or omissions prior to the repeal or amendment.

9. MISCELLANEOUS PROVISIONS

9.1 Amendment.
The Manager may solely amend or repeal all or part of this agreement by written instrument.

9.2 Governing Law.
This agreement will be governed by the law of the state in which the articles of organization of the Company have been filed.

9.3 Severability.
If any provision of this agreement is invalid or unenforceable, it will not affect the remaining provisions.

Frank Azzolino

Frank Azzolino, Manager
June 8, 2018